UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 31, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

BK1 Controlled Subsidiary – Katy, TX

On August 31, 2021, we directly acquired ownership of a “wholly-owned subsidiary”, FR Beeson, LLC (the “BK1 Controlled Subsidiary”), for an initial purchase price of approximately $37,089,000, which is the initial stated value of our equity interest in the BK1 Controlled Subsidiary (the “BK1 Investment”). The BK1 Controlled Subsidiary used the proceeds from the BK1 Investment to close on the acquisition of an approximately 725 acre property generally located at the southwest Corner of Katy Hockley Road and Freeman Road, in Katy, TX (the “BK1 Property”). The closing of both the BK1 Investment and the BK1 Property occurred concurrently.

The BK1 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the BK1 Investment, we have authority for the management of the BK1 Controlled Subsidiary, including the BK1 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 2.0% of the BK1 Investment, paid directly by the BK1 Controlled Subsidiary.

The BK1 Property was acquired for a purchase price of approximately $37,089,000, which includes closing costs and the acquisition fee of approximately $725,000. We anticipate additional hard and soft costs of approximately $51,106,000 and $1,936,000, respectively, for approvals, permitting and construction of 1,953 finished lots (the “Finished Lots”). No financing was used for the acquisition of the BK1 Property.

In conjunction with the closing of the BK1 Investment, we entered into a construction agreement (the “Construction Agreement”) with a national homebuilder (the “Homebuilder”) in which the Homebuilder has agreed to deliver the Finished Lots at a set price. We also entered into an option agreement (the “Purchase Option Agreement”) with the Homebuilder that provides the Homebuilder the option, but not the obligation, to purchase the Finished Lots at a set monthly schedule. To maintain the option, the Homebuilder has agreed to pay the BK1 Controlled Subsidiary a monthly payment, calculated based on the BK1 Controlled Subsidiary’s outstanding equity in the project during the preceding month, at a rate equal to 9.5% per annum. Additionally, the Homebuilder has also agreed to deposit 10% of the final Finished Lots purchase price. Should the Homebuilder default or terminate the Purchase Option Agreement, their deposit is nonrefundable. Ultimately, the intent of the Construction Agreement and the Purchase Option Agreement, when taken in the aggregate, is to generate a predictable stream of recurring income for the BK1 Controlled Subsidiary through the creation of new housing inventory.

The following table contains underwriting assumptions for the BK1 Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Hard Costs	Projected Soft Costs	Projected Hold Period
BK1 Property	$51,106,000	$1,936,000	9 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Real Estate Investment Trust, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: September 7, 2021